

August 5, 2013

Via E-Mail
Mr. Allen West
Chief Financial Officer
P.A.M. Transportation Services, Inc.
297 West Henri de Tonti Blvd
Tontitown, AR 72770

> **Re:** **P.A.M. Transportation Services, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 000-15057**

Dear Mr. West:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Notes to the Consolidated Financial Statements
2. Trade Accounts Receivable, page 46

1. Reference is made to the analysis of changes in the allowance for doubtful accounts for the years ended December 31, 2012, 2011 and 2010 at the bottom of page 46. Please explain to us and in the notes to the consolidated financial statements why it appears you recognized a credit for provision for bad debt of $(285) during 2012.

11. Federal and State Income Tax, page 53

2. We note from your table of the significant components of your deferred tax liabilities and assets as of December 31, 2012 and 2011 you have total deferred tax assets of $28,789 and $25,683, respectively, for which no valuation allowance has been established for any of the deferred tax assets. We also note that you have a history of operating losses from

Mr. Allen West
P.A.M. Transportation Services, Inc.
August 5, 2013

Page 2

        fiscal 2008 through 2011 and continue to recognize operating losses for the three months ended March 31, 2013. In this regard, please tell us why management believes that no valuation allowance was needed to reduce your deferred tax assets to net realizable value when it appears that negative evidence exists to indicate the contrary. As part of your response, please provide us your analysis of positive and negative evidence considered by management in determining whether, based on the weight of that evidence, a valuation allowance for deferred tax assets was needed. Refer to ASC 280-10-30. Assuming a satisfactory response, please revise MD&A and your tax footnote to explain in detail how management was able to overcome the presumption that a valuation allowance for your deferred tax assets was needed in light of your history of operating losses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

                    Sincerely,

                    /s/ Linda Cvrkel

                    Linda Cvrkel
                    Branch Chief